Exhibit 99.4

KPMG LLP
Chartered Accountants
Suite 1500 Purdy's Wharf Tower I	Telephone (902) 492-6000
1959 Upper Water Street	Telefax (902) 429-1307
Halifax NS B3J 3N2	www.kpmg.ca
Canada

To the Board of Directors of Gammon Lake Resources Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  Our auditors' report dated April 2, 2007 on the consolidated balance sheets of Gammon Lake Resources Inc. ("the Company") as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006 and the five month period ended December 31, 2005.

  Our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated April 2, 2007.

  Our auditors' report on reconciliation to United States GAAP dated April 2, 2007, prepared under Item 17 of Form 20-F.

  Our auditors' report on reconciliation to United States GAAP dated April 4, 2007, prepared under Item 18 of Form 20-F.

  Our Report on Independent Registered Public Accounting Firm dated April 2, 2007 on management's assessment of the effectiveness of internal control over financial reporting as of April 2, 2007 and the effectiveness of internal control over financial reporting as of April 2, 2007 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

Chartered Accountants
Halifax, Canada
June 1, 2007